UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00


07008808

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~801-56248~~

8-39814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2006 (MM/DD/YY) AND ENDING 10/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kelmoore Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P O Box No)

2465 E. Bayshore Road, Suite 300
(No and Street)

Palo Alto, CA 94303
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shawn K. Young, Chief Financial Officer 650 354 3825
Norman H. Moore, Jr. EVP Compliance 650 354 3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Boulevard, Suite 500, San Ramon, CA 94583-4427
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn K. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kelmoore Investment Company, Inc., as of October 31, 2007, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Shawn K. Young 12/28/07
Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

STATE OF CALIFORNIA
CONTRA COSTA COUNTY

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 28th DAY OF December 2007
BY Shawn K. Young
PROVIDED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON(S) WHO APPEARED BEFORE ME.
Lenore E. Green
NOTARY PUBLIC


LENORE E. GREEN
Commission # 1629431
Notary Public - California
Contra Costa County
My Comm. Expires Dec 13, 2009

KELMOORE INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

OCTOBER 31, 2007, 2006 AND 2005

Armanino McKenna LLP

Certified Public Accountants & Consultants



TABLE OF CONTENTS

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

We have audited the accompanying balance sheets of Kelmoore Investment Company, Inc. as of October 31, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations, stockholders' equity and cash flows for the year ended October 31, 2005 were audited by other auditors, whose report dated January 26, 2006, expressed an unqualified opinion on those statements. As discussed in Note 11 to the financial statements, the Company has restated its 2005 financial statements during the prior year to reflect prior period adjustments. The other auditors reported on the 2005 financial statements before the restatement.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 and 2006 financial statements referred to above present fairly, in all material respects, the financial position of Kelmoore Investment Company, Inc. at October 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARMANINO McKENNA LLP

December 27, 2007

KELMOORE INVESTMENT COMPANY, INC.
Balance Sheets
October 31, 2007 and 2006

ASSETS

	2007	2006
Assets		
Cash and cash equivalents	$ 971,980	$ 1,826,769
Accounts receivable		
Brokers, dealers and clearing organizations	369,442	597,990
Due from employees, net	35,389	417,400
Other receivables	73,176	109,981
Investments		
Available for sale	56,903	52,553
Other	-	35,500
Prepaid expenses	182,467	268,667
Property and equipment, net	22,792	87,686
Other assets	108,196	163,755
Total assets	$ 1,820,345	$ 3,560,301

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Liabilities		
Accounts payable		
Brokers, dealers and clearing organizations	$ 114,524	$ 270,595
Vendors and other	124,856	234,181
Accrued payroll and other expenses	286,411	497,056
Deferred revenue	117,581	157,505
Deferred rent	108,064	82,079
Total liabilities	751,436	1,241,416
Commitments and contingencies (Note 8)		
Stockholders' equity		
Series A preferred stock, no par value, authorized: 60,000,000 issued and outstanding: 9,364,292 in 2007 and 9,328,292 in 2006 liquidation preference: $2,341,073 in 2007 and $2,332,073 in 2006	2,875,659	2,785,659
Common stock, no par value, authorized: 120,000,000 issued: 37,054,838 in 2007 and 37,090,838 in 2006 outstanding: 36,904,838 in 2007 and 36,940,838 in 2006	6,055,426	6,145,426
Treasury stock, at cost, 150,000 shares in 2007 and 2006	(150,000)	(150,000)
Accumulated other comprehensive loss	(55,749)	(60,099)
Accumulated deficit	(7,656,427)	(6,402,101)
Total stockholders' equity	1,068,909	2,318,885
Total liabilities and stockholders' equity	$ 1,820,345	$ 3,560,301

The accompanying notes are an integral part of these financial statements.

KELMOORE INVESTMENT COMPANY, INC.
Statements of Operations
For the Years Ended October 31, 2007, 2006 and 2005

	2007	2006	(Restated) 2005
Revenue and realized losses			
Commissions	$ 1,368,463	$ 3,194,446	$ 9,338,910
Management advisory income	3,619,806	4,526,593	5,003,425
Interest and dividends	79,693	105,142	126,662
Realized trading losses	-	(21,813)	-
Other income	100,404	198,831	-
Total revenue and realized losses	5,168,366	8,003,199	14,468,997
Expenses			
Compensation and benefits	2,962,232	4,218,679	7,893,546
Commissions	466,112	577,339	1,288,623
Advertising	377,800	537,158	1,375,524
Occupancy and related	390,139	729,180	1,377,484
Travel and lodging	72,872	165,914	631,485
Clearing charges	66,104	42,977	689,954
Professional fees	585,676	538,277	966,350
Auto expenses	324,028	254,383	342,942
Insurance	428,885	673,728	977,318
Meals and entertainment	59,728	110,917	347,472
Regulatory expenses	42,228	160,252	2,457,424
Depreciation	70,385	135,660	159,931
Postage and shipping	14,654	48,401	95,568
Mutual fund expenses	-	29,003	163,639
Other expenses	98,083	172,882	329,105
Total expenses	5,958,926	8,394,750	19,096,365
Loss from operations	(790,560)	(391,551)	(4,627,368)
Other expenses			
Interest expense	7,461	21	-
Impairment of investment	35,500	-	-
Impairment of notes receivable	420,805	-	-
Total other expenses	463,766	21	-
Loss before income taxes	(1,254,326)	(391,572)	(4,627,368)
Income tax provision (benefit)	-	-	(174,663)
Net loss	(1,254,326)	(391,572)	(4,452,705)
Change in unrealized loss on available-for-sale securities, net	4,350	2,342	6,400
Comprehensive loss	$ (1,249,976)	$ (389,230)	$ (4,446,305)

The accompanying notes are an integral part of these financial statements.

KELMOORE INVESTMENT COMPANY, INC.
Statements of Stockholders' Equity
October 31, 2007, 2006 and 2005

	Series A Preferred Stock		Common Stock		Treasury Stock		Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, October 31, 2004, restated	-	$ -	46,419,130	$ 8,948,376	-	$ -	$ (21,979)	$ (92,218)	$ (1,557,824)	$ 7,276,355
Acquisition of treasury stock	-	-	(150,000)	-	150,000	(150,000)	-	-	-	(150,000)
Common stock exchanged for preferred stock	9,316,292	2,755,659	(9,316,292)	(2,755,659)	-	-	-	-	-	-
Deferred stock-based compensation, net of amortization	-	-	-	*(17,291)*	-	-	21,979	-	-	4,688
Change in unrealized loss on available for sale securities	-	-	-	-	-	-	-	6,400	-	6,400
Net loss	-	-	-	-	-	-	-	-	(4,452,705)	(4,452,705)
Balance, October 31, 2005, restated	9,316,292	2,755,659	36,952,838	6,175,426	150,000	(150,000)	-	(85,818)	(6,010,529)	2,684,738
Common stock exchanged for preferred stock	12,000	30,000	(12,000)	(30,000)	-	-	-	-	-	-
Reclassification adjustment, net	-	-	-	-	-	-	-	23,377	-	23,377
Change in unrealized loss on available-for-sale securities	-	-	-	-	-	-	-	2,342	-	2,342
Net loss	-	-	-	-	-	-	-	-	(391,572)	(391,572)
Balance, October 31, 2006	9,328,292	2,785,659	36,940,838	6,145,426	150,000	(150,000)	-	(60,099)	(6,402,101)	2,318,885
Common stock exchanged for preferred stock	36,000	90,000	(36,000)	(90,000)	-	-	-	-	-	-
Change in unrealized loss on available-for-sale securities	-	-	-	-	-	-	-	4,350	-	4,350
Net loss	-	-	-	-	-	-	-	-	(1,254,326)	(1,254,326)
Balance, October 31, 2007	9,364,292	$ 2,875,659	36,904,838	$ 6,055,426	150,000	$ (150,000)	$ -	$ (55,749)	$ (7,656,427)	$ 1,068,909

The accompanying notes are an integral part of these financial statements.

KELMOORE INVESTMENT COMPANY, INC.
Statements of Cash Flows
For the Years Ended October 31, 2007, 2006 and 2005

	2007	2006	(Restated) 2005
Cash flows from operating activities			
Net loss	$ (1,254,326)	$ (391,572)	$ (4,452,705)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation	70,385	135,660	159,931
Deferred rent	25,985	82,079	-
Stock-based compensation	-	-	4,688
Net realized loss on sale of available-for-sale securities	-	21,813	-
Loss on disposal of property and equipment	3,581	35,473	-
Impairment of investment	35,500	-	-
Impairment of notes receivable	420,805	-	-
Changes in operating assets and liabilities			
Accounts receivable	189,754	(39,320)	(54,947)
Other receivables	36,805	344,693	(343,406)
Prepaid expenses	86,200	(81,831)	34,203
Deferred tax asset, net	-	-	199,983
Other assets	55,559	(77,273)	1,852
Accounts payable	(265,396)	(248,297)	(415,439)
Accrued payroll and other expenses	(210,645)	(2,435,295)	2,171,596
Income taxes payable	-	-	(87,972)
Deferred revenue	(39,924)	157,505	-
Other liabilities	-	(2,882)	-
Net cash used in operating activities	(845,717)	(2,499,247)	(2,782,216)
Cash flows from investing activities			
Purchase of property and equipment	(9,072)	(1,464)	(58,839)
Proceeds from sale of available-for-sale securities	-	78,187	-
Net cash provided by (used in) investing activities	(9,072)	76,723	(58,839)
Decrease in cash and cash equivalents	(854,789)	(2,422,524)	(2,841,055)
Cash and cash equivalents at beginning of year	1,826,769	4,249,293	7,090,348
Cash and cash equivalents at end of year	$ 971,980	$ 1,826,769	$ 4,249,293
Supplemental cash flow activity			
Cash paid for income taxes	$ 2,089	$ -	$ 348,360
Cash paid for interest	$ 7,461	$ 21	$ -
Summary of non-cash transactions			
Acquisition of treasury stock in exchange for forgiveness of receivable due from officer and shareholder	$ -	$ -	$ 150,000
Common stock exchanged for preferred stock	$ 90,000	$ 30,000	$ 2,755,659

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Kelmoore Investment Company, Inc. (the "Company") was incorporated on November 1, 1978 under the laws of the State of California. The Company provides investment advisory or sub-advisory services to various types of clients and is a licensed NASD broker/dealer in 50 states with one office in Palo Alto, California.

The Company focuses on the strategy of generally seeking to maximize realized gains through the implementation of the Kelmoore Strategy®. The primary objective of the Kelmoore Strategy® is to maximize realized gains on certain equity securities by writing covered options on such securities in order to create cash flow that may be disbursed to clients or reinvested in client accounts.

The Company has also sponsored mutual funds. The mutual funds are comprised of Kelmoore Strategic Trust (the "Trust") and Kelmoore Strategic Variable Trust (the "Variable Trust" which was liquidated in December 2005) (collectively the "Mutual Funds"). The Trust currently operates three funds, the Kelmoore Strategy® Fund, Kelmoore Strategy® Eagle Fund and Kelmoore Strategy® Liberty Fund. The Variable Trust operated two funds, the Variable Strategy® Fund, and Variable Eagle Fund. Contracts between the Company and the Mutual Funds are reviewed and approved on an annual basis by independent members of the Trust.

During 2007, the Company received a non-binding indication of interest ("LOI") from a potential buyer to acquire certain assets of the Company. As of the date of the independent auditors' report, the Company is still negotiating terms of a definitive agreement although no agreement has been reached.

Going concern

The Company has incurred losses and negative cash flows from operations in each fiscal year since 2005. In the event the Company is unable to generate sufficient additional revenues while controlling costs, it will likely need to obtain additional financing in order to continue as a going concern. If additional financing is required, there can be no assurance that such financing will be available on terms commercially acceptable to the Company. Failure to raise additional equity or borrowings may adversely impact the Company's ability to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

1. Nature of Business and Summary of Accounting Policies (continued)

Revenue recognition

Management advisory income is comprised of fees from investment management. Commissions primarily include fees from brokerage services provided to the Company's Mutual Funds. All of these fees are generally recognized over the period that the related service is provided. In addition, the Company is the investment advisor for the Mutual Funds and receives a fee calculated as a percentage of assets under management. The Company is also a shareholder in the Mutual Funds.

Management fees earned by the Company are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of theses assets in the near term will have an impact on the fees earned by the Company in future periods.

Effective February 1, 2006, all managed accounts were moved into a wrap fee program and commissions are no longer charged on these accounts.

Other income earned in the years ended October 31, 2007 and 2006 is comprised primarily of reimbursements of salaries and expenses from the Trusts related to services provided by the Company to the Trusts.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Allowance for doubtful accounts

The Company considers all accounts receivable from brokers, dealers and clearing organizations to be fully collectible; accordingly, no allowance for doubtful accounts has been provided for these receivables.

Investments

The Company accounts for investments under Financial Accounting Standards Board Statement ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). SFAS 115 requires the classification of investments in debt and equity securities with readily determined fair values as "held-to-maturity", "available-for-sale", or "trading". The Company's investments are comprised of affiliated mutual funds, classified as available-for-sale, and nonpublicly traded equity securities, classified as other investments. Unrealized gains or losses on available-for-sale investments are included as a separate component of accumulated other comprehensive income (loss). Securities purchased are recorded on a trade date basis.

1. Nature of Business and Summary of Accounting Policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, equipment, computer hardware and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities.

Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under the currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

Fair value of financial instruments

The financial instruments of the Company are recorded in the Balance Sheets at market values, which approximate fair value as defined by SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*. The fair value of all other financial assets and liabilities, consisting primarily of cash, accounts receivables, prepayments, accounts payable and payroll and other expenses, are considered to approximate their recorded value as they are short-term in nature or are subject to frequent repricing.

1. Nature of Business and Summary of Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income (loss)

The Company follows SFAS No. 130, *Reporting Comprehensive Income*, which establishes requirements for reporting and displaying comprehensive income (loss) and its components. SFAS No. 130 requires unrealized gains and losses on the Company's available-for-sale securities to be reported as accumulated other comprehensive income (loss).

Accounting for stock-based compensation

The Company has stock option plans under which incentive and non-qualified stock options are granted primarily to employees and non-employee consultants. The Company has applied Statement of Financial Accounting Standards No. 123(R), *Share Based Payments* ("SFAS 123 (R)"), effective November 1, 2006, utilizing the prospective adoption transition method. This transition method is required for companies who previously utilized the minimum value in preparing pro-forma net income disclosures previously required under SFAS 123, *Stock Based Compensation.*

SFAS 123(R) requires measurement of the cost of employee services received in exchange for all equity awards granted based on the fair market value of the award on the grant date. Under this standard, the fair value of each employee stock option is estimated on the date of grant using an options pricing model. The Company utilizes the Black Scholes valuation model to estimate the fair value of their stock-based compensation expense. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate and expected dividends.

1. Nature of Business and Summary of Accounting Policies (continued)

Accounting for stock-based compensation (continued)

No stock-based compensation expense was recognized for the year ended October 31, 2007 since no share-based awards were granted during 2007. However, if any share-based awards are granted to employees, the related stock-based compensation expense will be recognized in the Company's financial statements based on awards that are expected to vest. These expense amounts will be reduced by using an estimated forfeiture rate. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company will evaluate the assumptions used to value stock awards on an annual basis. Share-based awards issued to non-employees will be accounted for in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force Issue No. 98-16, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

Prior to the adoption of SFAS 123(R) the Company accounted for stock-based awards to employees under APB 25, *Accounting for Stock Issued to Employees*, which required the grant-date intrinsic value be recognized as compensation expense over the related service period. All stock-based awards issued prior to November 1, 2006 have been accounted for under this method.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2007, the Company had net capital of $626,602, which was $576,506 in excess of its required net capital of $50,096. The Company's net capital ratio was 1.20 to 1.

3. Property and Equipment

Property and equipment consists of the following at October 31:

	2007	2006
Computers and equipment	$515,407	$510,241
Furniture and fixtures	341,851	341,851
	857,258	852,092
Less accumulated depreciation and amortization	(834,466)	(764,406)
	$ 22,792	$ 87,686

3. Property and Equipment (continued)

Depreciation expense for the years ended October 31, 2007, 2006 and 2005 was $70,385, $135,660 and $159,931, respectively.

4. Investments

Investments consist of the following at October 31, 2007:

	Cost	Accumulated Unrealized Losses	Fair Value
Reported as available for sale			
Kelmoore Strategy	$ 70,915	$(29,189)	$41,726
Kelmoore Eagle Fund	39,568	(26,326)	13,242
Kelmoore Liberty Fund	2,169	(234)	1,935
	112,652	(55,749)	56,903
Other investments	35,500	(35,500)	-
	$148,152	$(91,249)	$56,903

Investments consist of the following at October 31, 2006:

	Cost	Accumulated Unrealized Losses	Fair Value
Reported as available for sale			
Kelmoore Strategy	$ 70,915	$(32,049)	$38,866
Kelmoore Eagle Fund	39,568	(27,683)	11,885
Kelmoore Liberty Fund	2,169	(367)	1,802
	112,652	(60,099)	52,553
Other investments	35,500	-	35,500
	$148,152	$(60,099)	$88,053

5. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2007	2006	2005
Current			
Federal	$ -	$ -	$(174,663)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	2007	2006	2005
Deferred tax asset			
Federal and state net operating losses	$2,197,510	$1,683,789	$ 983,534
Fixed assets	21,266	41,291	43,168
State taxes	604	272	152,097
Provision for fund inquiry	-	146,443	942,480
Other	40,360	40,313	38,235
Total deferred tax assets	2,259,740	1,912,108	2,159,514
Valuation allowance	(2,259,740)	(1,912,108)	(2,159,514)
Deferred tax asset, net	$ -	$ -	$ -

As of October 31, 2007, the Company has net operating loss carryforwards for federal income tax purposes of approximately $5,283,295, which expire beginning in the year 2025. The Company also has California net operating loss carryforwards of approximately $6,881,477, which expire beginning in the year 2010. The Company has no federal or California research and development tax credits.

Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

6. Stockholders' Equity

Preferred stock issuance

In March 2005, the Board of Directors and stockholders of the Company approved the creation of a second class of stock, Series A Preferred. The proposal offered current stockholders the opportunity to exchange their common stock of the Company ("Common Stock") for an equal number of shares of Series A Preferred Stock ("Preferred Stock"). Preferred Stock allows stockholders who are not interested in the decisions of the Company to obtain more rights as an investor, including priority in dividends and other distributions in exchange for a portion of voting rights. At October 31, 2005, nearly 200 stockholders accepted the offer for the Preferred Stock, leaving approximately 300 holders of Common Stock. As a result of the exchange, additional paid in capital of $2,755,659 was allocated between the Common Stock and the Preferred Stock based upon the additional paid in capital that was recorded when the exchanged shares of Common Stock were originally issued by the Company. During the years ended October 31, 2007 and 2006, additional Common Stock shares of 36,000 and 12,000, respectively, were exchanged for Preferred Stock.

Preferred Stock differs from Common Stock in that the Preferred Stock has superior dividend and liquidation preferences and 50% reduced voting power. The holders of Preferred Stock shall be entitled to receive dividends at the rate of $0.02 per share per annum if the Company's earnings, after the provision for federal and state income tax, from ordinary, continuing business operations as determined under generally accepted accounting principles and on a fully diluted basis, are greater than $0.30 per share. Such dividends shall be payable and in preference to payment of any dividend on Common Stock of the Company. If the Company's earnings, as calculated above, and on a fully diluted basis are greater than $0.40 per share, then the holders of Common Stock shall be entitled to receive dividends at the rate of $0.02 per share per annum. The holders of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, a liquidation preference of $2,341,073, which is equal to $0.25 per share. Preferred Stock will automatically convert into an equal amount of Common Stock (subject to certain adjustment for stock splits and combinations) immediately upon an initial public offering of the Company's securities. A holder of Preferred Stock may voluntarily convert into Common Stock at any time on a one-to-one basis (subject to certain adjustments for stock splits and combinations) provided such holder converts all Preferred Stock, subject to the approval of the Board in its sole discretion that the conversion by additional holders of Preferred Stock will not increase the number of holders of Common Stock to 500 or more.

Stock options plan

On August 3, 1999, the Company established The 1999 Kelmoore Investment Company, Inc. Stock Option Plan, (the "Plan") and reserved 6,000,000 shares for issuance under the Plan. The Company increased the authorized shares under the Plan to 10,000,000 shares in April 2000. The Plan provides for the granting of options to buy shares of common stock intended either to qualify as incentive stock options under the Internal Revenue Code or nonqualified stock options.

6. Stockholders' Equity (continued)

Stock options plan (continued)

Non-qualified options are granted at 85% to 100% of the stated value of the Company's common stock as determined by the Board of Directors. Qualified options are granted similarly at the stated value of the Company's stock as determined by the Board of Directors. For the year ended October 31, 2005, the Board of Directors established a stated value of $2.50 per share for the Company's common stock. The option price under the Plan is the fair value of the shares or 110% of such fair value in the case of a 10% stockholder, on the date of grant. Under the Plan, options generally vest over four years, 25% one year after grant, and 2.08% each subsequent month. These options are exercisable for a period of no more than ten years from the date of grant.

The following is a summary of stock option activity for each of the three years ended October 31:

	Options Outstanding			Weighted Average Exercise Price
	Qualified	Non-Qualified	Total	Per Share
Outstanding at October 31, 2004	5,650,000	2,225,000	7,875,000	$1.393
Granted	275,000	-	275,000	$2.500
Cancelled	(575,000)	(50,000)	(625,000)	$1.920
Outstanding at October 31, 2005	5,350,000	2,175,000	7,525,000	$1.356
Cancelled	(1,975,000)	(75,000)	(2,050,000)	$1.390
Outstanding at October 31, 2006	3,375,000	2,100,000	5,475,000	$1.384
Cancelled	(445,000)	(75,000)	(520,000)	$2.418
Outstanding at October 31, 2007	2,930,000	2,025,000	4,955,000	$1.276

6. Stockholders' Equity (continued)

Stock options plan (continued)

The weighted average exercise price and fair value at October 31, 2007 were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.319 - $0.425	2,200,000	1.751	$0.372	2,200,000	$0.372
$0.50	625,000	2.189	$0.500	625,000	$0.500
$1.50	105,000	2.860	$1.500	105,000	$1.500
$2.125 - $2.50	2,025,000	4.550	$2.486	1,929,986	$2.485
	4,955,000	2.974	$1.276	4,859,986	$1.252

In connection with certain stock option grants during 2005, the Company has recognized unearned compensation that is being amortized over the vesting periods of the related options. Stock-based compensation recognized during the year ended October 31, 2005 totaled $4,688. There was no stock-based compensation recognized during the years ended October 31, 2007 and 2006.

7 Related-Party Transactions

The Company's related parties include substantially all employees because they are also shareholders. In addition, the Company's transactions with its affiliated Mutual Funds are related party transactions.

Notes receivable from certain officers/shareholders totaling $32,672 and $414,640 at October 31, 2007 and 2006, respectively, are included in amounts due from employees in the accompanying balance sheets. These notes bear interest at prime rate and repayment terms vary by employee. Certain notes receivable are scheduled to be repaid in early 2008 by the surrender of Common Stock shares of the Company. An allowance of $420,805 was taken against the notes receivable during 2007.

Advances to certain employees totaling $2,717 and $2,760 at October 31, 2007 and 2006, respectively, are included in amounts due from employees in the accompanying balance sheets.

7 Related-Party Transactions (continued)

Payables to certain employees for expense reimbursements totaling $3,599 and $10,233 at October 31, 2007 and 2006, respectively, are included in accounts payable in the accompanying balance sheets.

The Company provides investment advisory and administrative services for its affiliated Mutual Funds, for which it earned management fees totaling $3,619,806, $4,521,593 and $4,983,425, respectively, for the years ended October 31, 2007, 2006 and 2005. Management fees totaling $254,917, $446,732 and $354,205 at October 31, 2007, 2006 and 2005, respectively, are included in accounts receivable from brokers, dealers and clearing organizations in the accompanying balance sheets.

During the year ended October 31, 2005, the Company entered into a transaction with an officer/shareholder of the Company, whereby the Company re-purchased 150,000 shares of Common Stock for $150,000. In lieu of cash, the Company forgave a receivable due from the officer/shareholder.

8 Commitments and Contingencies

The Company leases office space located in the Embarcadero Corporate Center in Palo Alto, California under a non-cancelable operating lease, which expires on February 28, 2013.

Future minimum payments under the non-cancelable operating lease are as follows:

Year ending October 31,	
2008	$ 253,379
2009	250,076
2010	257,578
2011	265,305
2012	273,265
Thereafter	91,981
	$1,391,584

In addition, the Company leases certain equipment and several vehicles. The lease vehicles are guaranteed by the majority shareholder. These leases expire at various times through May 2009. As of October 31, 2007, all Company leased vehicles have been moved to an auto broker to be sold. The Company remains liable on all leases until such time that the lease expires or is bought out. Accordingly, the Company has recorded an estimated liability of $100,000 as of year end for losses on such leases. This amount is included in accrued payroll and other expenses in the accompanying balance sheets.

8 Commitments and Contingencies (continued)

Rent expense for the years ended October 31, 2007, 2006 and 2005 was $229,923, $513,484 and $989,032, respectively.

Mutual fund inquiry

Subsequent to an inspection and examination of the Company, in March 2005, staff of the Securities and Exchange Commission's ("SEC") Office of Compliance Inspections and Examinations sent a letter to the Kelmoore Trusts requesting that the Trustees take certain corrective actions, including the possible refund of certain commissions paid to the Company. The SEC's Enforcement Division commenced an informal enforcement investigation later that month by requesting that the Trusts produce documents and that various officers and employees of the Company and Fund Trustees provide voluntary testimony. The Trustees cooperated with the SEC Staff's investigation and conducted their own review of the issues involved in the investigation. The Trustees requested, and the Company agreed, to reimburse the Funds in the amount of approximately $1.7 million plus interest of approximately $160,000, representing a portion of the brokerage commissions paid to the Company by the Trusts during the period from July 1, 2003 through December 31, 2004. At October 31, 2005, management accrued $2.2 million in connection with this claim and its estimated costs. This amount is included in accrued payroll and other expenses in the accompanying balance sheets. On February 24, 2006, the Company made a lump sum payment to the Funds in the amount of $1.5 million, with the balance plus interest to be reimbursed to the Funds over time by temporarily waiving a portion of the Company's investment advisory fee charged to the Funds in the amount of 10 basis points starting in April 2006. At October 31, 2006, the remaining balance due to the Trusts was approximately $199,000. At October 31, 2006, the Company had an escrow fund in the amount of $100,000 related to the estimated penalties that would be levied by the SEC. This amount was included in other assets in the accompanying balance sheet at October 31, 2006. On January 18, 2007, the SEC finalized the order and the $100,000 penalty was paid. At October 31, 2007, the remaining balance due to the trusts was approximately $24,000, which was paid subsequent to year end. The final SEC order, which was sent to all mutual fund shareholders, will remain posted on Kelmoore's website until January 18, 2008.

In January 2005, prior to the receipt of the SEC letter, the Company substantially lowered its commission rates for all option trades performed on behalf of the Trusts, as a response to changes in the markets. In November 2005, in response to SEC rule changes, the Company restructured its business model. All discretionary functions rendered on behalf of the Mutual Funds by the Company are performed in its capacity as investment advisor so that any brokerage services rendered on behalf of the Mutual Funds by the Company acting in its capacity as broker-dealer would be for non-discretionary execution functions. The Company further reduced its broker commission rates for option trades made on behalf of the Mutual Funds. These changes have resulted in a substantial decrease in the Company's revenues and have necessitated severe cost cutting measures internally at the Company.

8 Commitments and Contingencies (continued)

SEC examination of the Trust and Variable Trust

The SEC performed an examination of the books and records of the Trust and Variable Trust during 2007. The examination disclosed violations of the Investment Company Act and Securities Act. Management intends to and is in the process of taking the appropriate corrective action and does not believe it will have a material effect on the financial position or results of operations of the Company.

Other matters

In the normal course of business, the Company is also subject to pending and threatened legal action and proceedings. Management has reviewed all pending and threatened actions with counsel and believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operations of the Company.

9 Financial Instruments with Off-Balance Sheet Risk and Credit Risk

The securities owned by the Company are on deposit with the clearing broker and together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to market risk. The risk of default depends on the creditworthiness of the issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits.

10 Retirement Plan

The Company has a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 20% of their salary, subject to Internal Revenue Service limits. Under the terms of the plan, the Company may elect to contribute up to 7.5% of the employees' qualified compensation. The Company elected not to make a contribution in 2007, 2006 or 2005.

11 Prior Period Adjustments

During 2005, the Company incorrectly reflected compensation expense by $86,458 relating to the cancellation of options. Additionally, the Company understated its federal income tax receivable by $374,646. The correction of these errors decreased net loss as previously reported by $288,188.

SUPPLEMENTARY INFORMATION

KELMOORE INVESTMENT COMPANY, INC.
Schedule I - Computation of Net Capital
For the Year Ended October 31, 2007

Computation of net capital		
Stockholder's equity at October 31, 2007		$1,068,909
Non-allowable assets		(433,772)
Net capital before haircut on securities position		635,137
Haircut on securities		(8,535)
Net capital		$ 626,602
Aggregate indebtedness		$ 751,436
Computation of net capital requirement		
Net capital requirement (6 2/3% of aggregate indebtedness)	(A)	$ 50,096
Minimum dollar net capital requirement	(B)	$ 25,000
Net capital requirement (greater of (A) or (B))		$ 50,096
Excess net capital (net capital, less net capital requirement)		$ 576,506
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 551,458
Aggregate indebtedness to net capital		1.20:1

KELMOORE INVESTMENT COMPANY, INC.

Schedule II - Reserve Requirements

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended October 31, 2007

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

ARMANINO McKENNA LLP
Certified Public Accountants & Consultants
12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Kelmoore Investment Company, Inc.
Palo Alto, California

In planning and performing our audit of the financial statements and supplemental schedules of Kelmoore Investment Company, Inc. (the "Company") for the year ended October 31, 2007, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.



The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino McKenna LLP

ARMANINO McKENNA LLP

December 27, 2007

END